July 6, 2015

FILED ON EDGAR

Larry Spirgel
Assistant Director
United States Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

RE: AMERICATOWNE, INC.
FORM 10-K FOR FISCAL YEAR ENDED DECEMBER 31, 2014, AS AMENDED
FILED APRIL 17, 2015
FORM 10-Q FOR FISCAL QUARTER ENDED MARCH 31, 2015, AS AMENDED
FILED MAY 15, 2015
FILE NO. 000-55206

Dear Mr. Spirgel:

This letter is in response to your July 6, 2015 comment letter to Alton Perkins, Chairman of the Board, Chief Executive Officer and President for AmericaTowne, Inc. (the "Company"). I have been retained by the Company to respond to your comments and to subsequently amend the above-referenced filings; however, please continue to communicate directly with Mr. Perkins in the ordinary course, and please feel free to contact me with any follow up questions or comments.

Form 10-K/A for Fiscal Year Ended December 31, 2014

Item 1. Business

1.      We note your response to prior comment 2. Given the company's extremely limited operations, uncertainly of your ability to achieve your objectives, and uncertainly of financing, please revise to provide specific support for the estimated "2.4 billion" enterprise value you propose to include in your business description. In the absence of such support, please revise to remove the reference.

Response: Upon further review, the Company will remove this disclosure from its future Form 10-K/A filing.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Revenues and Cost of Sales, page 47

Note 1. Summary of Significant Accounting Policies, Revenue Recognition, page 7

2.      We note your response to comment 3. Please disclose the correction of an error in previously issued financial statements for the year ended December 31, 2014 and the quarter ended March 31, 2015. Please refer to ASC 250-10-50-7.

Response: The Company will disclose the correction of the error in a Form 8-K under Item 4.02(a).

Cash Provided by Operating Activities, page 49

3.      We note your response to comment 4. We understand you will comply with this comment through an amendment to your Form 10-K.

Response: The Company will comply through an appropriate amendment on Form 10-K/A.

Form 10-Q/A for Fiscal Quarter Ended March 31, 2015

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15

4.      We note your response to comment 6. We understand that you will comply with these comments through an amendment to your Form 10-Q for the quarter ended March 31, 2015.

Response: The Company will comply through an appropriate amendment on Form 10-Q/A.

General

5.      Please file an Item 4.02 Form 8-K for correction of an error in previously issued financial statements for your Form 10-K/A for the year ended December 31, 2014 and Form 10-Q/A for the quarter ended March 31, 2015 or tell us why you are not required to file an Item 4.02 Form 8-K.

Response: The Company will disclose the correction of an error in a Form 8-K under Item 4.02.

6.      Please file your Form 10-K/A for fiscal year ended December 31, 2014 and your Form 10-Q/A for the fiscal quarter ended March 31, 2015 as referenced in your responses.

Response: The Company will comply as requested.

Please feel free to contact me with any further comments or questions.

Very truly yours,
PAESANO AKKASHIAN, PC

/s/Anthony R. Paesano
Anthony R. Paesano

[Statement of Chairman of the Board and President on Next Page]

Statement of Chairman of the Board and President

(a) The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(b) Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(c) The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Alton Perkins
Alton Perkins
Chairman of the Board
President